Emeco

Earthmoving equipment solutions

18 November 2009

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

09047423

SEC Mail Processing
Section

NOV 30 2009

Washington, DC
110

SUPPL

Dear Sir/Madam

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 18 November 2009 –Chairman's address to the AGM*
2. *Market Announcement – 18 November 2009 – Board changes*
3. *Market Announcement – 18 November 2009 – Managing Director's address to the AGM*
4. *Market Announcement – 18 November 2009 – AGM presentation to shareholders*
5. *Market Announcement – 18 November 2009 – AGM results*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecogroup.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M.Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services
Encl

dw 12/3

Emeco Holdings Limited | ACN 112 188 815
location Ground Floor, 10 Ord Street, West Perth WA 6005, Australia | postal address PO Box 1173, West Perth WA 6872, Australia
phone +61 (0) 8 9420 0222 | fax +61 (0) 8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com

PFAX201

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	18-Nov-2009
Time	11:34:09
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's address to the AGM

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Emeco

Earthmoving equipment solutions

Market release
18 November 2009

Chairman's Address to the 2009 Annual General Meeting

Today I would like to update you on some important board and management changes that have taken place at Emeco over the past twelve months.

I will then briefly touch on the Company's performance in 2009 before asking our Managing Director and Chief Executive Officer, Laurie Freedman to provide some further insights into Company's performance and the outlook for the business.

Board and Management Changes

2009 has been an important year of renewal for Emeco at both the board and senior management levels and I would like to spend a few moments introducing each of our directors starting with the longest serving.

Firstly, our Managing Director Laurie Freedman needs little introduction. He has been CEO of Emeco for the past decade and during that time he more than anyone has created the Emeco we see today. Laurie announced his intention to step down as Emeco CEO in the middle of this year and I will have more to say about the CEO transition issue in due course.

The other executive director is Robin Adair, who has worked closely with Laurie over the past decade to build Emeco. Robin will also be stepping down from his role as a director of Emeco Holdings Ltd as from the close of today's meeting. He will step down from his board and executive roles with all other Emeco group companies at the end of this month. Robin has made a very substantial contribution to Emeco in a number of different capacities.

I joined the Emeco board in 2005 prior to its IPO. I am based in Sydney and spent most of my executive career with CSR Limited and retired as its CEO in 2007. In addition to my role as Chair of Emeco, I chair two other private companies and have a range of not for profit activities.

Our next longest serving director is Peter Johnston who joined the board in 2006. Peter, who is standing for re-election today, brings significant industry experience as CEO of Minara Resources as well as his membership on the Mineral Council of Australia board. I would like to particularly note the unique beneficial skills that a working CEO can bring to a board such as Emeco's, particularly one based in WA with Emeco.

Emeco Holdings Limited | ACN 112 188 815
location Ground Floor, 10 Ord Street, West Perth WA 6005, Australia | postal address PO Box 1173, West Perth WA 6872, Australia
phone +61 (0) 8 9420 0222 | fax +61 (0) 8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com

John Cahill joined the Emeco Board in 2008. John who is also Perth based brings CEO and CFO experience with Alinta and Alinta Infrastructure to the board as well as a leadership role in CPA. John chairs our audit committee.

Bob Bishop joined the Emeco board in June this year. Bob is based in NSW and has an extensive background in the resources industry having recently stepped down as CEO of a global mining and tunnelling business. His international experience is particularly valuable for Emeco.

Two of our non-executive directors, Greg Minton and Paul McCullagh resigned during the year. Greg and Paul both joined the board in 2004. They made significant contributions to Emeco's development and were an integral part of the Company's private equity buy-out and subsequent public listing. In keeping with good market practice, Greg and Paul's respective private equity firms retained some shareholding at IPO but have now sold their respective interests.

I would like to thank all of my non-executive director colleagues for their time and effort over the past year in ensuring Emeco is appropriately governed and managed.

The Emeco board is a small hard-working board that I believe has the mix of skills necessary to cost effectively monitor the performance of the company on behalf of shareholders.

Let me now turn to the issue of CEO succession. In June this year Laurie Freedman announced his intention to step down as Emeco's Managing Director and CEO. Given his contribution to Emeco, his are big shoes to fill. Laurie's vision and commitment to the Emeco model have been fundamental to Emeco's growth and success. I would thank Laurie for his very substantial contribution to the company and to wish him well for the future.

Executive Director, Robin Adair has also recently announced his decision to leave Emeco after 8 years as CFO and more recently as Executive Director of Asset Management, Business Strategy and Development. He has made a significant contribution at both the board level and within the senior leadership group of the Company. We also wish him the very best for the future.

As was announced last week, we are very pleased to welcome our new Managing Director and CEO, Keith Gordon. The board is delighted to have secured such a high calibre individual in Keith and we believe his extensive experience is ideally suited to take Emeco forward into its next phase of development.

Keith is already Perth based having spent the last decade as a senior executive at Wesfarmers. He will be starting work at Emeco in just a few weeks and the period over Christmas will give him an excellent opportunity to meet the team and begin providing a fresh perspective on the key strategic issues that need to be addressed.

Keith is joining a now seasoned and experienced management team that has been significantly strengthened in recent times. As Chairman, I'm very comfortable that Keith and the management team are well equipped to successfully lead the company to future success. I personally am looking forward to working closely with Keith over the coming months to move the company forward

Finally, I would like to thank the senior management team for their hard work through what has been a very challenging period for all companies. The team navigated the business extremely well through the storm and Emeco is now well positioned to benefit from the improving outlook.

Performance

It would be fair to say that the 2008/2009 financial year was one of the most turbulent of recent decades. As the global financial system moved towards near collapse in late 2008, global economic activity declined with a suddenness that was impossible to predict.

Emeco began to feel the full force of the global financial crisis in December 2008 and into early 2009, when mining and construction activity dropped substantially. Our revenues were severely impacted during this phase of the crisis which is reflected in our full year results.

However, despite experiencing some of the toughest trading conditions in the Company's history, we were well positioned to ride out the storm having secured our debt funding early in the year and had already initiated measures to more prudently manage capital expenditure.

While Emeco's financial position remains strong, the challenge to improve our return on capital remains. Central to this primary objective, we have commenced downsizing the European business and we are undertaking a review of the USA business. The sharp downturn in these two markets resulted in one-off impairment and restructuring charges of $44.5 million in FY09. Although a disappointing result for the current year, we believe the action taken is prudent in the current circumstances.

Dividend

The dividend policy of the board is to distribute to shareholders approximately 35% to 45% of annual NPAT and to frank dividends to the fullest extent possible.

The board has determined the final dividend for 2009 with reference to the Group's Operating NPAT of $57.7 million which excludes the significant one-off impairment and restructuring charges incurred in this financial year given they were largely non-cash in nature. Furthermore, the board has considered the extent of available retained profits and franking credits and the robust free cash flow and balance sheet in reaching its decision on dividends.

Accordingly, the directors previously declared a final dividend of 2.0 cents per share fully franked. This takes the fully franked dividend for the financial year 2008/2009 year to 4.0 cents.

Our people

Our skilled and dedicated employees remain a key to our success. I want to take this opportunity to thank everyone for their significant contribution to securing Emeco's future as a world class provider of earth moving equipment solutions.

We have not wavered in our commitment to ensuring the safety of our employees, contractors and visitors. During the year, we devoted considerable time and attention to improving the safety performance of all our operations around the world.

Whilst this is an area that requires constant vigilance and continuous improvement, I believe Emeco made significant progress in FY09 toward ensuring its safety management practices are uniformly world class. Our ultimate safety objective remains "zero harm" and this objective continues to guide us in how we manage and think about safety in the workplace.

Our strategy

When we released our full year results in August, we outlined our focus on driving earnings from our installed asset base and recycling underperforming capital. We also expressed a strategic need to reconfigure our fleet into larger mining equipment.

While we are only in the early stages of executing this strategy, I can report on some positive steps on this strategy.

Early signs are suggesting that demand for our existing asset base across most markets is improving rapidly which we expect to drive earnings in 2H10 and into FY11.

To expand our position in larger mining equipment the Company has acquired three large mining equipment packages in our Western Australian, Queensland and Canadian businesses.

These investments will ensure we can move rapidly to achieve our fleet reconfiguration objective, and provide Emeco further leverage to coal, iron ore and oil sands activity in Australia and Canada.

In light of this additional capital expenditure and in keeping with our focus on liberating underperforming capital, the team is working very hard to realise cash through asset sales. This is essential to ensure we prudently manage our balance sheet and ultimately improve Emeco's return on capital.

Emeco

Earthmoving equipment solutions

The future

Whilst the timing and extent of the global economic recovery continues to be debated, we believe Emeco is positioned to take advantage of a return to economic growth. In the year ahead, we will maintain our focus on improving the utilisation of our global equipment fleet and continue to prudently manage our capital base, while also securing value creating opportunities in the early stages of the recovery.

We remain confident that Emeco can deliver steady and sustainable growth for shareholders over the coming years.

Finally, I would like to thank you – our shareholders for your support of the Company over the past year.

Further enquiries can be directed to:

Alec Brennan
Chairman
+61 8 9420 0222

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer and has a global fleet approaching 2,000 machines including equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.

PFAX201

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	18-Nov-2009
Time	11:34:47
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Emeco board changes

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Emeco

Earthmoving equipment solutions

Market release
18 November 2009

Emeco board changes

Emeco has recently announced the appointment of Mr Keith Gordon as its new CEO with effect from 1 December 2009. It has also previously announced that Mr Robin Adair and Mr Laurie Freedman would step down from their respective roles as executive directors of Emeco in due course.

The Company now wishes to advise that Mr. Adair has resigned as a director of Emeco Holdings Ltd with effect from the close of the annual general meeting today. Mr Adair's employment as an Emeco employee will terminate on 30 November 2009.

Mr Freedman has resigned as managing director of Emeco Holdings Ltd with effect from 30 November 2009. As part of ensuring a smooth leadership transition for the Company, Mr Freedman will continue as an Emeco executive and remain available to Mr Gordon until 31 December 2009.

Further enquiries should be directed to:

Mr Alec Brennan
Chairman
T - (08) 9420 0222

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer and has a global fleet approaching 2,000 machines including equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	18-Nov-2009
Time	11:41:11
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Managing Director's address to the AGM

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Emeco

Earthmoving equipment solutions

Market release
18 November 2009

Managing Director's Address

Today will be my last address to shareholders as the Managing Director and Chief Executive Officer of Emeco Holdings Limited. After 10 years leading the Company through an exciting growth phase and 40 years in business, the time has come for me to step down from Emeco and out of corporate life.

For the shareholders, directors and employees of Emeco, I'm extremely excited with the appointment of Keith Gordon as the new Managing Director and Chief Executive Officer. Having already spent significant time with Keith I'm very confident that he has all the attributes to take Emeco to a new level. I would like to welcome Keith and wish him all the very best for the future.

I would also like to make mention of my departing colleague, Robin Adair. Robin and I have worked together for over 14 years. Together with me, Robin has spent the last decade growing Emeco into its current form. I would like to thank Robin for all his hard work over the years and I wish him all the success in the future.

With Robin and my departure, we are handing the reins over to Keith and the high quality management team that has been developed over recent times. I believe this new management team has the capability to continue to build Emeco into a Company that is well regarded in both financial markets and industry, and remains an employer of choice to existing and prospective employees.

I will now turn to our FY09 performance, before providing an operational update and outlook for the current financial year.

2009 – The year in review

The 2009 financial year was an absolute rollercoaster for the mining and construction industry globally. Emeco was not immune to this volatility and our earnings were ultimately impacted.

The silver lining to this turbulent time is that we were able to demonstrate to the world at large that the Emeco business model is sustainable through a tough economic cycle and in fact we have come out the other side in a strong position.

We experienced strong activity in the first half of FY09 achieving a record half year profit of $39.0 million. The increased contribution from Emeco's international businesses, in particular Indonesia and Canada, was a particularly pleasing feature of our first half result.

Emeco Holdings Limited | ACN 112 188 815
location Ground Floor, 10 Ord Street, West Perth WA 6005, Australia | postal address PO Box 1173, West Perth WA 6872, Australia
phone +61 (0) 8 9420 0222 | fax +61 (0) 8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com

After such a profitable first half, the suddenness and magnitude with which the global financial crisis unfolded in December 2008 was severe giving us little time to anticipate and adjust to the challenges that lay ahead in the remainder of the year.

Many of our businesses experienced a decline in utilisation in the second half of FY09, resulting in a lower earnings to $18.7 million for the half.

The most significant decline in activity was related to coking coal in Queensland, oilsands activity in Canada, iron ore and gold activity in Western Australia, and poor trading conditions in Europe. Sales and Parts volumes were also down significantly due to constrained purchasing by customers in the second half. However, our NSW and Indonesian businesses managed to sustain utilisation throughout the year due to the robust thermal coal market

Against the backdrop of lower utilisation, I was really pleased that we delivered strong cash flow in excess of $40 million in the second six months of FY09 to reduce debt. This is testament to the sustainability and flexibility of the Emeco business model through a testing economic cycle.

While some companies fared poorly during FY09, Emeco's balance sheet remained strong throughout the year enabling us to weather the storm. Completing the refinancing of our $595 million debt facility with a quality banking syndicate not only provided us with some flexibility through the challenging environment, but it has also enabled us to capture opportunities as the recovery plays out.

I will now touch briefly on some detail in the group's earnings in FY09.

The Group's FY09 revenue of $528.2 million and operating earnings before interest and tax **(EBIT)** of $106.3 million was down 14.5% and 11.6% respectively as compared to FY08.

At the operating level, NPAT before significant items declined 14.7% from $67.5 million to $57.7 million in FY09, which is a reasonable result given the external factors that were impacting most businesses globally during 2009.

The most disappointing element of the full year result was the impairment charges. Depressed trading conditions in Europe and North America, particularly in the civil construction sector resulted in largely non-cash one-off impairment and restructuring charges of $44.5 million. This resulted in a statutory NPAT of $13.3 million for the 12 months ended 30 June 2009.

Due to the earnings decline in the second half while maintaining a constant capital base, the group's return on capital was 11.6% for the year.

We have been focused on improving our return on capital for some time now and we expect to see improvements going forward as earnings trend upwards, but more importantly as we liberate capital that is delivering below hurdle rate returns.

Our people

Central to the success of every business is its people. At Emeco we are focused on our people from 2 perspectives. First, we aim to ensure our people operate in a safe working environment. Secondly, our objective is to continue to build capability through internal development and promotion together with recruitment of quality individuals who will assist Emeco to achieve its corporate objectives.

We continued our focus on enhancing Emeco's safety management systems and capability during the year. In Australia, we ended the year with a fully resourced team of experienced safety professionals who are providing advisory, training and monitoring services to our Australian business units.

The positive trends we are achieving in LTI and MTI frequency rates is testament to the success we are having in enhancing the safety culture across the organisation.

From a capability perspective, we continue to invest in training our people and recruiting quality individuals from management to maintenance staff. On this front, I'm very excited about the progress we have made in further building our capability.

Last, I wish to highlight the salary and wage freeze implemented across the organisation in early 2009. Due to the challenging earnings environment in which Emeco has been operating, the management team believed it was appropriate to undertake this initiative for the financial wellbeing of the Company. This salary and wage freeze will remain in place until we return to a stronger earnings environment.

Asset strategy

I would like to take a moment to reaffirm our asset strategy previously outlined at our full year results in August, and provide an update on some progress in this area.

Strategically we intend to continue reducing our exposure to small construction equipment. Over the longer term, we do not believe Emeco can create a point of difference with this equipment in our markets. We are focused on disposing of this equipment to liberate cash; however I would note that the market remains extremely challenging due to significant surplus capacity in this smaller class of asset. For this reason we expect this disposal strategy will take at least another 18 to 24 months to complete.

With respect to our medium sized equipment which is generally used in smaller metals mines and for construction activity on larger mines, we intend to largely hold our position in this equipment range to meet increasing demand which we expect to increase over the next 6 to 12 months. While there remains some surplus market capacity in this asset range, we are expecting this to be consumed through increased demand in the immediate term.

Our overarching approach coming into this financial year was to constrain capex and focus on leveraging earnings from the installed asset base, and dispose of non-core equipment assets. At the same time, we

indicated that should markets continue to improve and compelling investment opportunities arose, then we may opportunistically use our balance sheet to invest in the right assets for the up cycle.

Over the past 2 months, demand for 190tn to 240tn trucks has continued to strengthen across our markets in Australia and Canada. At the same time, we were fortunate to access three separate packages of equipment which ideally matched this demand.

As a result, we have recently committed to purchasing over thirty 190tn to 240tn trucks for a total investment of $95 million. All these assets will be deployed into coal, iron ore and oil sands in Australia and Canada to meet the strong demand in 2010.

These acquisitions will result in debt peaking at around A$380 million in the short term, however this is well within our existing debt facilities. Importantly, earnings and cashflow from this equipment is expected to be generated immediately which will be used to reduce debt in 2010.

Total gross capex for FY10 is now expected to be approximately $160 million, which comprises $55 million of sustaining capex and $105 million of growth capex, which primarily represents these large truck investments. I would note that we are continuing to constrain sustaining capex by not replacing end of life machines in asset classes where we believe we are overweight over the medium term.

Overall, the progress we have made on the asset strategy is exciting and we look forward to making further progress towards achieving our objectives over the next year.

Our markets & customers

Moving to the external environment, there are a few observations I would like to share with you.

In the past 12 months, companies of all sizes across all commodities rapidly wound back operating activity to withstand the volatility of the global financial crisis. This significantly impacted short term volumes in most markets, which ultimately impacted many mining services companies including Emeco.

This volatility really only subsided in June/July of this year. In the last few months we have been experiencing increased enquiry and tendering activity, however the translation into utilisation has been subdued. Utilisation has been slowly improving through the first quarter, but we are forecasting a material utilisation pick up late in the second quarter which will create earnings momentum in the second half of this financial year.
At a macro perspective, we believe the volume outlook for most of our key commodities is quite robust.

Thermal coal volumes in Australia and Indonesia have remained consistent throughout the global financial crisis, and we expect further volume growth in these markets over the next few years.

The short to medium term outlook for metallurgical coal in Queensland and iron ore in Western Australia continues to improve with a number of larger mining houses recommencing both mining to meet existing demand and expansion projects based on the positive demand outlook.

While activity for our larger gold customers in Australia has been relatively constant over the past 12 months, a number of smaller gold projects are expected to recommence in the second half due to strong gold prices and access to capital. This bodes well for our medium sized mining class equipment across Australia in 2010.

The Canadian business was quite severely impacted by the downturn in oilsands activity in FY09. However with oil prices stabilising and the global economic uncertainty abating, activity in this market is picking up and we expect it will be sustained over the coming years.

There are 2 markets which we expect to remain challenging throughout this financial year. Our USA business is leveraged to domestically consume thermal coal for power generation. Current demand for coal volumes is low due the depressed state of the US economy and therefore we do not expect an improvement in activity until mid 2010.

We also believe the Australian sales business will face a challenging market through to mid 2010 as a return to purchasing by our customers will be slow and gradual.

Looking at our customer profile, we continue to expand our offering to the large mining houses and contractors. What this is demonstrating is that our customers continue to utilise the rental model for varying commercial reasons.

These include:

- greater flexibility in fleet configurations;
- a capital management solution, particularly for customers with constrained balance sheets;
- ready availability of high quality equipment to improve production efficiency; and
- managing residual value risk.

Strategy

Whilst our short term focus is on improving utilisation and further penetration of existing markets, the group is poised to take advantage of the right opportunities as they emerge.
We expect to maintain our focus on recycling assets to lift the return on capital. This focus is highlighted by our strategic decisions to downsize Europe, reduce our exposure to smaller civil construction equipment, and consider the various strategic options available to us in the USA market.

As I have already discussed, while we remain focused on capital expenditure and balance sheet management the investments in the larger trucks have compelling strategic merit. This investment will

position Emeco for a strong upturn in activity in 2010 in the bulk commodities and oilsands, and in the longer term reduce earnings volatility through the commodity and economic cycles.

We expect the recovery in global credit markets to be more protracted than the global economic recovery, which will benefit the Emeco rental model.

The bulk of our earnings growth is expected to come from Australia, Indonesia and Canada over the next 2 years, primarily through organic growth of our larger mining fleet to meet the expected growth in commodity volumes. The Company will also continue to monitor the market for external opportunities which are value creating with acceptable risk profiles.

With Keith's recent appointment, I'm confident that he will work with the board and management to enhance the longer term strategy to ultimately deliver a quality return on capital for Emeco's shareholders.

Current performance and outlook

We provided FY10 earnings guidance to the market in August, at a time when there was significant uncertainty around the recovery profile. Our experience to date has been that the early part of the recovery has been slow and that the ultimate speed of recovery is still difficult to predict.

However, in recent weeks we are observing the early stages of a surge in activity in our major markets which we expect to underpin a step change in second half earnings. Furthermore, our medium term outlook is positive as our major customers in key commodities across coking coal, iron ore, thermal coal, gold and oil sands return to historical production levels and recommence expansion projects.

With respect to the FY10 earnings outlook, there are a number of factors which are influencing earnings since the previous guidance in August.

There are a few key items which represent downside risks to the full year earnings. These include:

- a flatter than expected utilisation profile in 1H10 in Western Australia, Queensland and Canada as customers have been slower to make decisions in the early part of the recovery;
- increased costs in 1H10 to prepare a significant amount of equipment for engagement in early 2H10;
- recovery in US coal market not expected until middle to late 2010 which will reduce earnings in our US business;
- continuation of a subdued market for the Australian Sales business throughout FY10.

Largely offsetting these downside risks are several upside factors which include:

- a $95 million investment in the large truck fleet that was not previously contemplated in the earlier guidance will generate incremental earnings in 2H10;

- recent contract wins in Queensland, Western Australia and Canada commencing in 2H10 which will utilise existing idle fleet;
- the outlook in export volumes for coking coal and iron ore in Australia and oilsands in Canada is driving increased activity across these sectors in 2010;

At this early stage in the financial year, on balance we expect these various factors to offset one another. However, the appreciation of the AUD in recent months is expected to impact our full year NPAT by at least $2 million.

As a result of the currency impact we now expect our full year earnings will be towards the lower end of the previous earnings guidance of $46 million to $53 million.

With respect to the composition of our guidance, we expect approximately 70% of earnings to be generated in the second half. The significantly stronger second half earnings is underpinned by our newly acquired large trucks being 100% deployed by January 2010, recent contract wins for existing idle fleet and strong outlook for Emeco's key commodity exposures in 2010.

We anticipate providing further guidance at our half year results presentation in February 2010, where we will have further visibility on the recovery of the market and the likely impact on our full year 2010 performance.

In closing, I would like to thank my fellow directors, the management team and all employees, both past and present for joining me on the Emeco journey. The relationships I have forged in working with this fantastic group of people is something I will cherish forever.

Finally, I would like to thank our shareholders for their continuing support and I look forward to watching Emeco achieve success into the future.

Laurie Freedman
Managing Director

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer and has a global fleet approaching 2,000 machines including equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.

PFAX201

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	18-Nov-2009
Time	11:41:36
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGM presentation to shareholders

Emeco

Earthmoving equipment solutions

2009 Annual General Meeting

Alec Brennan
Chairman

Laurie Freedman
Managing Director

Emeco

Earthmoving equipment solutions

Chairman's Address

Alec Brennan
Chairman

Board Highlights

- **Board changes...**
  - Laurie Freedman (MD & CEO) and Robin Adair (Exec director) stepping down
  - Robert Bishop and John Cahill joined as non-exec directors of the Emeco Board
  - Non-exec directors Greg Minton and Paul McCullagh resigned during the year
  - Appointed new MD & CEO, Keith Gordon from Wesfarmers Ltd
- **Challenging year...**
  - Earnings impacted by unprecedented volatility across global economy
  - Financial position remains robust due to secured debt funding and strong cashflow
- **Dividends...**
  - 4.0 cents dividend declared during the year, fully franked, representing 35%-45% of NPAT
- **Strategy...**
  - Earnings growth expected from existing asset base
  - Reconfigure fleet further toward large mining equipment for short and long term demand
  - Liberate underperforming capital, however disposal opportunities are limited

Emeco

Earthmoving equipment solutions

Managing Director's Address

Laurie Freedman
Managing Director

Business Highlights

- **Challenging year but business model validated...**
  - FY09 Operating NPAT of $57.7M (1)
  - Record NPAT in 1H09, however 2H09 severely impacted by economic crisis
  - Despite tough environment, some business units outperformed
- **Well positioned...**
  - Positive free cash flow of $46M used to reduce debt
  - Significant tenure and headroom in debt facility
  - Downsizing European business
  - Review of USA business underway
  - Large truck investment improving fleet mix and meeting strong demand



(1) FY09 Statutory NPAT of $13.3M due to impairment and restructuring charges

Financial Performance

Achievement of $57.7M Operating NPAT

A$ Millions	FY08 Operating	FY09 Operating	FY09 Statutory	Var Operating
Revenue	617.9	528.2	528.2	(14.5)%
EBITDA	**213.5**	**210.9**	**185.3**	**(1.2)%**
margin (%)	*34.5*	*39.9*		
EBITA	**120.3**	**106.3**	**80.7**	**(11.6)%**
margin (%)	*19.5*	*20.1*		
NPATA	68.6	58.1	26.2	(15.3)%
NPAT	**67.5**	**57.7**	**13.3**	**(14.5)%**
EPS (cps)	10.7	9.1	2.1	(14.6)%
DPS (cps)	4.5	4.0	4.0	(11.1)%
Funds Employed	842.8	915.7	914.1	8.7%
ROFE (%)	14.0%	11.6%	8.8%	(17.1)%

Funds employed defined as the average net tangible assets plus interest bearing liabilities for the period
ROFE calculated as EBITA for the period divided by average Funds Employed for the period

People & Safety

Health and Safety of employees remains a top priority



LTI / MTI Frequency Rates
Injury frequency (per million hrs)
55.0
45.0
35.0
25.0
15.0
5.0
-5.0
Australia LTM MTIFR
Australia LTM LTIFR
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09



Asset Strategy

Small Equipment	Medium	Large Equipment
Utilised in construction & infrastructure projects	Utilised in small gold/ metals mining fleet or ancillary equipment in large mines	Core to bulk commodity/ oil sands development and production
Significant surplus capacity remains in all markets	Some surplus capacity but signs of recovery emerging	Supply and demand has tightened

- FY10 **large equipment** purchases of $95M (190 & 240tn trucks) contracted into coal & iron ore
- Limited **medium sized equipment** expansion in short-term but core to Emeco offering
- Executing **small equipment** disposal strategy challenging due to oversupply and limited demand
- Planned capex investment of ~$160M in FY10

Markets & Customers

Establishing long-term supplier relationships with blue-chip customers

- Focus on low-cost producers in bulk commodities, precious metals and oil sands
- Short & long term volume outlook for key commodity exposures is robust
- 70% of revenue from blue-chip customers
- Customer profile trending toward large mining houses
- Business decisions are slow, but industry is getting back to business

Major Partners

Xstrata Coal	Barrick Gold	Rio Tinto Coal	
Rio Northparkes	Anglo Coal	Downer EDI	
Newcrest	Alcoa	Kagara	Newmont
Leightons	Xstrata Zinc	Rio Tinto Iron Ore	

FY09 Commodity Exposure


Coal, 41%
Gold, 17%
Zinc, 10%
Oil, 9%
Civil, 8%
Iron Ore, 8%
Other, 7%

Emeco

Earthmoving equipment solutions

Strategy

Short-Term

- Downsizing European operations
- USA strategic review underway
- Liberating cash from underperforming assets
- Opportunistically purchase specific asset classes
- New CEO appointed
- Leverage earnings growth from installed asset base

Medium to Long-Term

- Reposition fleet from small civil to large mining equipment
- Increase exposure to low cost producers in key commodities
- Build scale and commodity diversification in Canada
- Explore alternative markets
- Build depth in organisational management and technical capability
- Build long-term strategic supply relationships with blue-chip customers
- Develop long-term, diversified funding sources

Operating Update

After slow start in Q1, activity ramping up in Q2......

- Weak demand and surplus capacity in US Rental and Australian Sales markets impacting earnings expectations
- WA, QLD and Canada all achieved lower than expected earnings in Q1...
- ...however strengthening demand and large truck investment to deliver strong 2H10 earnings
- NSW and Indonesia have remained robust throughout the cycle
- Stronger AUD negatively impacting overseas earnings, however is benefiting debt position



100 %
95 %
90 %
85 %
80 %
75 %
70 %
65 %
60 %
55 %
50 %
45 %
40 %
78% Avg
83% Avg
68% Avg
Utilisation by A$ value
Utilisation by units
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09

......which will drive stronger earnings in 2H10 and position for FY11

Outlook

Downside

Slow 1H10 in WA/ QLD/ Canada
USA
Australian Sales

Offset

Upside

Additional large trucks in fleet
2H10 activity in WA/ QLD/ Canada

FX reducing NPAT by A$2M

- Earnings skewed 70% to 2H10
- 2H10 earnings catalyst:
    - Additional large trucks deployed
    - Recent contract wins to deploy idle fleet
    - Increasing activity in coal, iron ore, gold and oil sands
- Earnings likely to be toward lower end of previous guidance range of $46M to $53M

Emeco

Earthmoving equipment solutions

Formal Business

Formal Business

Resolution 1: Election of Mr Robert Bishop

- To consider and, if thought fit, to pass the following as an ordinary resolution:

"That Mr Robert Bishop, who will be retiring by rotation at the close of the meeting in accordance with the Company's constitution, is elected as a Non-Executive Director of the Company."

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In favour	Against	Abstention	Proxy's discretion
395,410,688	664,971	185,190	4,311,206

Formal Business

Resolution 2: Election of Mr Peter Johnston

- To consider and, if thought fit, to pass the following as an ordinary resolution:

"That Mr Peter Johnston, who will be retiring by rotation at the close of the meeting in accordance with the Company's constitution, is elected as a Non-Executive Director of the Company."

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In favour	Against	Abstention	Proxy's discretion
380,810,238	15,265,921	184,690	4,311,206

Formal Business

Resolution 3: Adoption of Remuneration Report

- To consider and, if thought fit, to pass the following as an advisory resolution of shareholders of the Company:

"That the Remuneration Report for the financial year ended 30 June 2009 is adopted."

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In favour	Against	Abstention	Proxy's discretion
374,553,604	20,639,573	1,114,991	4,263,887

Emeco

Earthmoving equipment solutions

Please join us in the foyer for refreshments

Disclaimer

Reliance on third party information

The information and views expressed in this Presentation were prepared by Emeco Holdings Ltd (the **Company**) and may contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. No responsibility or liability is accepted by the Company, its officers, employees, agents or contractors for any errors, misstatements in or omissions from this Presentation.

Presentation is a summary only

This Presentation is information in a summary form only and does not purport to be complete. It should be read in conjunction with the Company's 2009 financial report. Any information or opinions expressed in this Presentation are subject to change without notice and the Company is not under any obligation to update or keep current the information contained within this Presentation.

Not investment advice

This Presentation is not intended and should not be considered to be the giving of investment advice by the Company or any of its shareholders, directors, officers, agents, employees or advisers. The information provided in this Presentation has been prepared without taking into account the recipient's investment objectives, financial circumstances or particular needs. Each party to whom this Presentation is made available must make its own independent assessment of the Company after making such investigations and taking such advice as may be deemed necessary.

No offer of securities

Nothing in this Presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell Company securities in any jurisdiction.

Forward looking statements

This Presentation may include forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, these statements are not guarantees or predictions of future performance, and involve both known and unknown risks, uncertainties and other factors, many of which are beyond the Company's control. As a result, actual results or developments may differ materially from those expressed in the statements contained in this Presentation. Investors are cautioned that statements contained in the Presentation are not guarantees or projections of future performance and actual results or developments may differ materially from those projected in forward-looking statements.

No liability

To the maximum extent permitted by law, neither the Company nor its related bodies corporate, directors, employees or agents, nor any other person, accepts any liability, including without limitation any liability arising from fault or negligence, for any direct, indirect or consequential loss arising from the use of this Presentation or its contents or otherwise arising in connection with it.

Emeco

Earthmoving equipment solutions

18 November 2009

Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgment

Dear Sir/Madam

Results of annual general meeting held on 18 November 2009

In accordance with listing rule 3.13.2 we advise that all of the resolutions put to the annual general meeting of shareholders held today were passed on a show of hands.

In accordance with section 251AA of the Corporations Act, we set out below details of the proxies received in respect of each of the resolutions.

Resolution 1: Election of Mr Robert Bishop

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In favour	Against	Abstention	Proxy's discretion
395,410,688	664,971	185,190	4,311,206

Resolution 2: Election of Mr Peter Johnston

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In favour	Against	Abstention	Proxy's discretion
380,810,238	15,265,921	184,690	4,311,206

Resolution 3: Adoption of remuneration report

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In favour	Against	Abstention	Proxy's discretion
374,553,604	20,639,573	1,114,991	4,263,887

Yours faithfully

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Emeco Holdings Limited | ACN 112 188 815
location Ground Floor, 10 Ord Street, West Perth WA 6005, Australia | postal address PO Box 1173, West Perth WA 6872, Australia
phone +61 (0) 8 9420 0222 | fax +61 (0) 8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com

PFAX201

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	18-Nov-2009
Time	13:14:10
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of AGM

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.